UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

PRESS RELEASE
07.30.2026

BBVA Posts Over €6 Billion in Profit for the First Half of 2026 (Up 11 Percent) and Announces a New €2 Billion Extraordinary Share Buyback Program

BBVA recorded a net attributable profit of €6.05 billion in the first six months of 2026, which represents an 11.1 percent increase year-over-year (up 10.0 percent at constant exchange rates). These results reflect the strong performance of recurring revenue, supported by loan growth (up 17.7 percent at constant exchange rates)1. From January to June, the Group reached new heights in profitability and value creation for shareholders, with ROTE at 22.2 percent and tangible book value per share plus dividends increasing 21.8 percent year-over-year2. Today, BBVA announced the launch of a new €2 billion extraordinary share buyback program. The first €1 billion tranche will begin on August 5.3

1 Performing loans under management excluding repos.

2 Excluding the share buybacks carried out over the past year.

3 The execution of the remaining amount under the new share buyback programme (€1 billion), together with its terms and conditions, will be announced once they have been approved by the corporate bodies.

07.30.2026

BBVA’s loan portfolio has increased 17.7 percent (in constant euros) over the past 12 months¹, mainly driven by the business and consumer segments. Performance was particularly strong in Spain and Mexico, with 7.4 and 9.9 percent growth, respectively. The stronger activity in both countries relative to the market in recent years has translated into market share gains, bringing market share to 14.15 percent in Spain and 26.17 percent in Mexico4.

For a better understanding of the income statement, the percentage changes shown below are expressed in constant euros unless otherwise indicated, i.e., excluding currency variations.

In the upper part of the income statement, net interest income reached €15.16 billion in the first half of the year, with an 18.8 percent increase year-over-year. Performance was strong across all business areas, especially in Türkiye, Mexico and South America.

Net fees and commissions rose 15.8 percent year-over-year, reaching €4.57 billion, mainly driven by payment methods, asset management and the increasing contribution of CIB. The sum of net interest income and net fees and commissions, which make up the recurring revenue of the banking business, reached €19.74 billion (up 18.1 percent year-over-year).

Net trading income performed well (up 5.5 percent year-over-year), thanks to the contributions of all business areas.

The Group’s total revenue, represented by gross income, reached €21.16 billion for the first half of 2026, a year-over-year increase of 16.9 percent.

Operating costs were €8 billion for this period, a 17.9 percent increase year-over year. Excluding non-recurring items from general expenses (VAT adjustments in both the second quarter of 2025 and the second quarter of 2026) and personnel expenses (voluntary redundancies in 2026), this growth rate would have been 14.5 percent —below revenue growth (positive jaws). The efficiency ratio stood at 37.8 percent as of June 30, 2026, one of the best in the European banking sector.

Due to all of the above, operating income reached €13.16 billion (up 16.2 percent year-over-year).

4 Loan market share. Data as of May 2026. Credit card market shares in Mexico go beyond data from the traditional banking sector and also include the most relevant fintechs.

07.30.2026

Risk indicators remained solid. Impairment on financial assets stood 24.2% higher at the end of June 2026 than in the same period of the previous year, in the context of strong business growth, while the accumulated cost of risk since January reached 1.43%. Meanwhile, the non-performing loan (NPL) ratio stood at 2.6% and the coverage ratio at 85%.

BBVA posted a record net attributable profit of €6.05 billion in the first half of 2026, up 10 percent year-over-year, with €3.06 billion in the second quarter.

Thanks to these results, BBVA continued to generate capital organically. The CET1 ratio stood at 12.90 percent as of June 30, remaining above the target range of 11.5 to 12 percent.

“Thanks to our exceptional value creation and strong capital position, today we are announcing the launch of a new €2 billion share buyback program, the first tranche of which, amounting to €1 billion, will begin on 5 August³,” said Onur Genç, CEO of BBVA. As for the share buyback program currently under way for nearly €4 billion, the Group has already completed two tranches and has executed virtually the entire final tranche, which began in May.

The strong results for the first half of the year also translated into greater value for the Group’s shareholders. Tangible book value per share plus dividends reached €11.06, with a notable increase of 21.8 percent year-over-year (excluding share buybacks executed in the past 12 months).

In terms of profitability metrics, the bank recorded notable improvements in the period: ROTE reached 22.2 percent and ROE stood at 21.1 percent. BBVA offers a unique combination of growth and profitability in the market. Since 2020, BBVA has not only outgrown its European peers and led the sector in profitability, but has also increasingly set itself apart from competitors in both metrics.

07.30.2026

Progress in the Strategic Plan

In the first half of 2026, the BBVA Group made progress in implementing its 2025-2029 Strategic Plan and is on track to achieve the financial targets established for the 2025-2028 period:

BBVA is firmly committed to artificial intelligence (AI) as a critical driver to continue leading the transformation of the sector. The bank has eight initiatives that integrate AI throughout the value chain and has taken its strategy a step further with the creation of a global framework called ‘The Frame,’ which aims to industrialize the creation, deployment, management and governance of AI agents at scale.

07.30.2026

Onur Genç stated that: “AI is an enormous opportunity that will revolutionize banking. With security, confidence and without losing sight of the human factor, AI will allow us to grow, enhance service for our customers and therefore build a more proactive, hyper-personalized experience at a lower cost.”

Business areas

In Spain, loan growth stood out (up 7.4 percent year-over-year), primarily driven by the strong performance of business and consumer lending and cards. This lending momentum translated into a 4.1 percent increase in net interest income year-over-year, while fees and commissions improved by 2.2 percent. Net attributable profit reached €2.17 billion in the first half of the year, up 2.3 percent year-over-year. The NPL ratio remained at historically low levels, at 2.9 percent and the coverage ratio improved, reaching 71 percent. The cost of risk stood at 0.31 percent, in line with expectations.

In Mexico, lending increased by 9.9 percent year-over-year, supported by business lending and the retail segments. This growth translated into higher net interest income (up 8.6 percent year-over-year). All other income lines also performed well. BBVA Mexico obtained a net attributable profit of €2.98 billion from January to June, up 8.2 percent year-over-year. In terms of risk indicators, the NPL ratio stood at 2.8 percent, the coverage ratio at 118 percent, and the cumulative cost of risk at 3.26 percent.

In Türkiye, growth in lending in local currency stood out, with a 41.6 percent increase year-over-year. In the income statement, net attributable profit reached €532 million, 29.1 percent more at current exchange rates, underpinned by the strong performance of recurring revenue. The NPL ratio stood at 4.1 percent, the coverage ratio at 75 percent and the cost of risk at 2.36 percent.

In South America, activity in the wholesale segment led to 14.4 percent growth in lending year-over-year. South America generated a net attributable profit of €556 million in the first half of 2026 (up 33.6 percent in current euros), supported by positive performance of recurring revenue in the main countries of the region. Argentina registered a net attributable profit of €73 million, Colombia of €175 million, and Peru of €194 million. In terms of risk indicators in the region, the NPL ratio stood at 4 percent, the coverage ratio at 89 percent and the cost of risk at 2.69 percent.

Finally, in the Rest of Business area, lending growth stood out, rising 52.5 percent yoy, driven by CIB business in the U.S, Europe and Asia. Net attributable profit reached €508 million (up 60 percent), thanks to the strong performance of gross income, which increased 44.1 percent. The NPL ratio stood at 0.3 percent, the coverage ratio at 89 percent, and the cost of risk at 0.14 percent.

07.30.2026

		Change 2Q26/2Q25		Change 2Q26/1Q26
		%		%
BBVA GROUP (€M)	2Q26	const.	%	const.	%

Net Interest Income	7,627	17.8	22.9	2.1	1.2

Net Fees and Commissions	2,316	16.2	18.7	4.4	2.6

Net Trading Income	582	13.1	20.4	-35.8	-36.4

Other Income & Expenses	-19	n.a.	n.a.	n.a.	n.a

Gross Income	10,506	15.7	20.6	-0.2	-1.4

Operating Expenses	-3,951	18.5	22.5	-1.4	-2.4

Operating Income	6,555	14.1	19.5	0.5	-0.7

Impairment on Financial Assets	-1,677	14.9	21.8	-6.5	-7.8

Provisions and Other Gains and Losses	-19	-44.2	-41.5	-68.6	-69.1

Income Before Tax	4,859	14.4	19.2	4.1	2.9

Income Tax	-1,578	30.7	36.0	4.1	2.9

Non-controlling Interest	-219	30.5	31.0	16.9	9.7

Net Attributable Profit	3,062	6.5	11.4	3.3	2.4

		Change 6M26/6M25
BBVA GROUP (€M)	6M26	% const.	%

Net Interest Income	15,164	18.8	20.3

Net Fees and Commissions	4,572	15.8	14.0

Net Trading Income	1,498	5.5	4.6

Other Income & Expenses	-75	n.a.	n.a.

Gross Income	21,159	16.9	17.3

Operating Expenses	-8,000	17.9	17.9

Operating Income	13,159	16.2	17.0

Impairment on Financial Assets	-3,497	24.2	26.6

Provisions and Other Gains and Losses	-81	26.8	31.4

Income Before Tax	9,581	13.5	13.7

Income lax	-3,112	18.6	18.5

Non-controllling Interest	-418	31.4	19.0

Net Attributable Profit	6,051	10.0	11.1

07.30.2026

About BBVA

BBVA is a global financial group with a customer-centric vision, characterized by its pioneering strategy in digitization, innovation and sustainability. BBVA holds a leading position in Spain, is the largest financial institution in Mexico, and has leading franchises in South America and Türkiye. In Europe, BBVA has a steadily growing presence, driven by its specialized offices serving business customers and its focus on digital banks, currently operating in Italy and Germany. In addition, BBVA provides specialized services to large corporations through its offices in the United States and Asia. This strong geographic diversification, together with high levels of customer acquisition through digital channels, positions us to strengthen our leadership and address the challenges of the future.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 30, 2026	By: /s/ MªÁngeles Peláez Morón
Name: MªÁngeles Peláez Morón

Title: Head of Accounting & Regulatory Reporting